TRANS-ORIENT PETROLEUM LTD.
1407 – 1050 Burrard Street
Vancouver, British Columbia, V6Z 2S3
Tel: (604) 689-8336 / Fax: (604) 682-5564

June 24, 2005

MAIL STOP 04-05

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-0510

Attention: April Sifford, Branch Chief

Dear Sirs/Mesdames:

TRANS-ORIENT PETROLEUM LTD. (the “Company”)
Form 20-F for Fiscal Year Ended July 31, 2004
Filed January 31, 2005
SEC File No. 0-27668

Further to the Company’s Form 20-F for its fiscal year ended July 31, 2004, filed with the United States Securities and Exchange Commission on January 31, 2005 and any amendments thereto, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

TRANS-ORIENT PETROLEUM LTD.

Per: /s/ Barry MacNeil

_______________________________________________
BARRY MACNEIL, Chief Financial Officer